UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H - Line 4i (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H - Line 4i (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 29, 2017

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Benefits
December 31, 2016 and 2015
	2016	2015
Investments, at fair value:
Mutual funds	$98,045,344	$92,583,083
Common stock fund	2,260,739	1,574,438
Collective trust fund	18,861,403	17,755,953
Total investments, at fair value	119,167,486	111,913,474

Notes receivable from participants	2,008,953	2,147,471

Assets available for benefits	$121,176,439	$114,060,945

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Benefits
December 31, 2016 and 2015
	2016	2015
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$5,806,908	$(4,671,612)
Dividend income	3,835,353	4,365,162
Interest income	370,781	361,123
Total net investment income	10,013,042	54,673

Interest income on notes receivable from participants	62,966	64,881

Contributions:
Participant	4,311,681	3,784,447
Employer – 401(k) matching	2,084,211	1,706,295
Rollovers	117,574	566,913
Total contributions	6,513,466	6,057,655

Benefits paid to participants	(9,414,739)	(7,908,421)
Administrative expenses	(59,241)	(62,094)
Total deductions	(9,473,980)	(7,970,515)

Net increase (decrease) in assets available for benefits	7,115,494	(1,793,306)

Assets available for benefits:
Beginning of year	114,060,945	115,854,251
End of year	$121,176,439	$114,060,945

See accompanying notes to financial statements.

 CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan
The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the "Bank"), a wholly owned subsidiary of Central Pacific Financial Corp. (the "Company"), and certain other affiliated companies. The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership Plan ("ESOP") contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

(b)	Participant Contributions
Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation up to the limit set by the Internal Revenue Service ("IRS") of $18,000 in 2016 and 2015. Participants who have attained age 50 before the end of the plan year are eligible to make additional catch-up contributions up to the IRS limit of $6,000 in 2016 and 2015.
Effective January 4, 2016, the Plan adopted an automatic contribution arrangement ("auto-enrollment") under which newly eligible Plan participants are automatically enrolled in the Plan with a 4% pre-tax contribution rate and in a default investment (an age-appropriate Target Retirement Fund) unless the participants opt out or otherwise make a different election for their Plan contributions and investments. The 4% contribution rate allows participants to receive the maximum Company match on their contributions. As part of the initial roll out of the auto-enrollment, current Plan participants who were already eligible but not contributing, or contributing less than 4%, to the Plan were included in the automatic enrollment. Participants can change their Plan contribution and investments at any time regardless of when or what elections were previously made.

(c)	Employer Contributions - 401(k)
The Bank makes matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of 4% of the participant's eligible compensation (the "Base Matching Contribution"). The Bank may also make additional matching contributions ("Excess Matching Contributions") at its discretion. The Bank did not make any Excess Matching Contributions in 2016 and 2015. There were no employer contributions receivable related to Base and Excess Matching Contributions at December 31, 2016 and 2015.

(d)	Employer Contributions - Profit Sharing
The Bank's annual profit sharing contribution is at the discretion of the Bank's board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The participant must be employed on the last day of the plan year to be eligible to share in any profit sharing contribution. The Bank did not make any profit sharing contributions in 2016 or 2015.

(e)	Employer Contributions - Employee Stock Ownership Plan
The Bank may also make ESOP contributions in the form of company stock to the Plan at the discretion of the Bank's board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The Bank did not make any ESOP contributions in 2016 or 2015.

(f)	Participants' Accounts and Forfeitures
Each participant's account is credited with the participant's contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of plan net earnings or losses and plan administrative expenses. Daily allocations of plan net earnings or losses are based on participants' account balances at the end of the previous day. Forfeitures of employer contributions may be: (1) reallocated to participants,

(2) used to reduce employer contributions, or (3) used to offset plan expenses. The Bank uses forfeitures to offset plan expenses as allowed in the plan document. At December 31, 2016, there were $215 of forfeited non-vested employer matching contributions and $6,476 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. At December 31, 2015, there were $141 of forfeited non-vested employer matching contributions and $330 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. In 2016 and 2015, plan expenses were paid by the application of forfeited non-vested accounts totaling $22,263 and $18,985, respectively.

(g)	Vesting
Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant's balance of his or her employer Excess Matching Contributions and discretionary profit-sharing and ESOP contributions are vested based on the participant's years of service, at a rate of 20% per year.

(h)	Notes Receivable from Participants
Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant's account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2016, notes receivable from participants bear interest at various rates ranging from 2.34% to 8.375% and mature in years beginning in 2017 through 2029. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(i)	Payment of Benefits
Upon a participant's death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant's vested interest in his or her account is $1,000 or less, the participant's vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant's severance from employment. No consent of the participant is required for this involuntary cash-out to be made.

(j)	Administration
The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.
Vanguard Fiduciary Trust Company (the "Trustee") is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.
All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses acceptable valuation techniques and the related valuation inputs used. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:
Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.
The Plan's investment in the Company's stock is included in a unitized stock fund. The Central Pacific Financial Corp. Stock Fund (the "stock fund") consists of shares of Company stock, measured at fair value, and a small investment in a money market fund for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the Plan and the members' accounts. A unit represents a proportionate ownership interest in investments of the stock fund. A unit value is calculated daily by dividing the total value of Company stock and the money market fund by the number of units credited to members. Common stock is valued at its year-end unit closing price (based on year-end market price). Quoted market prices in active markets are used to value the money market fund. Mutual funds are valued based on quoted market prices in active markets.
The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. This investment is presented at the net asset value of units held by the Plan based on the fair value of the underlying assets as of December 31 in the statements of assets available for benefits. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.
Net appreciation (depreciation) in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
December 31, 2016:
Mutual funds	$98,045,344	$—	$—	$98,045,344
Common stock fund:
Common stock	2,237,670	—	—	2,237,670
Money market fund	23,069	—	—	23,069
Total assets in fair value hierarchy	100,306,083	—	—	100,306,083
Collective trust fund at net asset value (*)	—	—	—	18,861,403
Total investments at fair value	$100,306,083	$—	$—	$119,167,486

	Level 1	Level 2	Level 3	Total
December 31, 2015:
Mutual funds	$92,583,083	$—	$—	$92,583,083
Common stock fund:
Common stock	1,561,042	—	—	1,561,042
Money market fund	13,396	—	—	13,396
Total assets in fair value hierarchy	94,157,521	—	—	94,157,521
Collective trust fund at net asset value (*)	—	—	—	17,755,953
Total investments at fair value	$94,157,521	$—	$—	$111,913,474

(*) In accordance with ASC 820-10, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of assets available for benefits.

There were no transfers in or out of levels 1, 2, or 3 during the years ended December 31, 2016 and 2015.

(d)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Risks and Uncertainties
The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

(g)	Impact of New Accounting Standards
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent." ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance was effective for the Plan's reporting period beginning on January 1, 2016. The guidance was adopted in 2016 and has been applied retrospectively for the Plan's investment in the collective trust fund for all periods presented.
In July 2015, the FASB issued ASU 2015-12, "Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. The amendment was effective for the Plan’s reporting period beginning on January 1, 2016. The guidance was adopted in 2016 and has been applied retrospectively for all periods presented.
In February 2017, the FASB issued ASU 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting." ASU 2017-06 relates to the presentation and disclosure reporting requirements by an employee benefit plan for its interest in a master trust. The guidance will require, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, the guidance removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. Lastly, the guidance requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. ASU 2017-06 is effective for the Plan's reporting period beginning on January 1, 2019 and applies retrospectively for each period the financial statements are presented. Early adoption is permissible. The Plan's management is currently evaluating the timing of adoption and the impact this guidance will have on the Plan's financial statements.

(3)	Related-Party Transactions
Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest. Administrative expenses paid to the Trustee amounted to $59,241 and $62,094 for the years ended December 31, 2016 and 2015, respectively. Participant loans also qualify as exempt party-in-interest transactions.
Plan investments also include 71,218 and 70,892 shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund as of December 31, 2016 and 2015, respectively.

(4)	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(5)	Tax Status
The Plan obtained its latest determination letter dated September 30, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(6)	Subsequent Events
In April 2017, the Plan added an auto-increase feature which, unless opted out of, automatically increases the pre-tax contributions of certain Plan participants by 1% annually until a contribution cap of 10% is reached. Participants subject to the auto-increase each year are those who: (1) contribute less than 10%, (2) have not opted out of auto-increase, (3) have not opted out of auto-enrollment, and (4) have been a participant for more than 3 months. Certain other participants are excluded from the program, such as those who make only Roth contributions, or have elected Vanguard to manage their account for them. Participants can opt out of the program at anytime.

				Schedule H
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor,	rate of interest, collateral,		Current
(a)	or similar party	par, or maturity value		value **
	Mutual funds:
*	Vanguard PRIMECAP Fund	Mutual fund	160,994 shares	$16,915,598
*	Vanguard Total Stock Market Index Fund	Mutual fund	209,147 shares	11,731,029
*	Vanguard Target Retirement 2020 Fund	Mutual fund	322,353 shares	9,109,683
*	Dodge & Cox Stock Fund	Mutual fund	39,143 shares	7,214,132
*	Vanguard Total International Stock Index Fund	Mutual fund	72,768 shares	7,167,687
*	Vanguard Growth and Income Fund	Mutual fund	168,995 shares	6,999,784
*	Vanguard Long-Term Investment Grade Fund	Mutual fund	617,733 shares	6,214,390
*	Vanguard Target Retirement 2025 Fund	Mutual fund	344,509 shares	5,632,729
*	Vanguard Target Retirement 2030 Fund	Mutual fund	155,947 shares	4,553,653
*	Vanguard Target Retirement 2015 Fund	Mutual fund	297,686 shares	4,319,426
*	Hartford Schroders U.S. Small Cap Opportunities Fund	Mutual fund	166,521 shares	4,307,897
*	Vanguard Total Bond Market Index Fund	Mutual fund	342,208 shares	3,644,519
*	Vanguard Target Retirement 2035 Fund	Mutual fund	153,891 shares	2,730,028
*	Vanguard Target Retirement 2040 Fund	Mutual fund	69,496 shares	2,099,479
*	Vanguard Target Retirement Income Fund	Mutual fund	128,298 shares	1,643,505
*	Vanguard Target Retirement 2010 Fund	Mutual fund	40,512 shares	1,026,576
*	Vanguard Target Retirement 2050 Fund	Mutual fund	33,653 shares	1,022,708
*	Vanguard Target Retirement 2045 Fund	Mutual fund	52,506 shares	991,830
*	Vanguard Target Retirement 2060 Fund	Mutual fund	8,145 shares	236,518
*	Vanguard Target Retirement 2055 Fund	Mutual fund	7,047 shares	231,908
*	Vanguard Total International Bond Index Fund	Mutual fund	10,677 shares	231,366
*	Vanguard Federal Money Market Fund	Mutual fund	20,899 shares	20,899
	Total mutual funds			98,045,344

	Common stock fund:
*	Central Pacific Financial Corp.	Common stock	71,218 shares	2,237,670
*	Vanguard Federal Money Market Fund	Mutual fund	23,069 shares	23,069
	Total common stock fund	4,171,874 units		2,260,739

*	Collective trust fund: Vanguard Retirement Savings Trust III	18,861,403 units at net asset value		18,861,403
*	Participant loans	228 notes receivable from participants, with interest rates ranging from 2.34% to 8.375%, maturing in years beginning in 2017 through 2029		2,008,953
	Total			$121,176,439

*	Party-in-interest.
**	Related cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date:	June 29, 2017	By:	/s/ Patricia Foley
Patricia Foley
Executive Vice President, Human Resources

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm